Exhibit 4.18

Stock-option Plans issued by Aventis Inc.
Amendment to the Plan rules effective on December 31st 2004

     Aventis Inc., formerly known as Rhone-Poulenc Rorer Inc., issued several grants of options to purchase Rhone-Poulenc Rorer shares in 1995, 1996 and 1997 pursuant to the Rorer Group Equity Compensation Plan, effective on March 11, 1990, the Rhone-Poulenc-Rorer Equity Compensation Plan, effective on May 1, 1995, and the 1995 Rhone-Poulenc-Rorer Equity Compensation Plan, as Amended and Restated effective on November 1, 1996 (collectively, the “RPR Plans”).

     As of December 20, 2004, there remain outstanding unexercised options awarded to holders pursuant to grants issued on the dates and at the exercise prices set out below:

     February 27, 1995 at an exercise price of US $ 40.00 per RPR share

     February 27, 1996 at an exercise price of US $ 64.00 per RPR share
     February 20, 1997 at an exercise price of US $ 73.62 per RPR share.

     On the date of the grants indicated above, each purchase stock option awarded under these plans gave the right to purchase one share of Rhone-Poulenc Rorer Inc., which shares were at that time listed on the New York Stock Exchange.

     On December 1, 1997, Rhone-Poulenc SA completed a public exchange offer for the outstanding shares of Rhone-Poulenc Rorer Inc., as a result of which the Rhone-Poulenc Rorer Inc. shares were delisted from the New York Stock Exchange.

     At that date, the rules of the RPR Plans were amended in order to convert the outstanding options to purchase Rhone-Poulenc Rorer Inc shares into options to purchase American depositary shares of Rhone-Poulenc (each a “R-P ADS”). The conversion was made by multiplying the number of Rhone-Poulenc Rorer options awarded under each grant by 2.4 and dividing the respective exercise prices by 2.4.

     As a result, after giving effect to the conversion, each option resulting from the grants listed above had the following adjusted exercise price:

     February 27, 1995 grant: exercise price of US $16.67 per R-P ADS

     February 27, 1996 grant: exercise price of US $26.67 per R-P ADS
     February 20, 1997 grant: exercise price of US $30.68 per R-P ADS

     On December 15, 1999, in connection with its business combination with Hoechst AG, Rhone-Poulenc SA changed its name to Aventis and the R-P ADSs were renamed “Aventis ADSs”. The business combination with Hoechst did not give rise to any adjustments to the purchase stock options awarded under the RPR Plans, as previously adjusted to give effect to the Rhone-Poulenc Rorer Inc exchange offer described above.

     On October 14, 2004, Sanofi-Aventis, a French société anonyme, and Aventis, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Aventis will merge with and into Sanofi-Aventis (the “Merger”). As a result of the Merger, Sanofi-Aventis will continue as the surviving company, Aventis will be dissolved and the shareholders of Aventis (other than Aventis and Sanofi-Aventis) will receive 27 Sanofi-Aventis ordinary shares, nominal value €2 per share, for every 23 Aventis ordinary shares, nominal value €3.82 per share, that they hold (such ratio, the “Merger Exchange Ratio”). For legal purposes, the Merger Agreement provides that the Merger will be effective as of December 31, 2004.

     The Merger Agreement provides that Sanofi-Aventis shall cause the regulations of the RPR Plans to be amended to provide that, after the effective time of the Merger, holders of purchase options granted under the RPR Plans will have the right to purchase Sanofi-Aventis shares, after adjusting the purchase price and the number of shares subject to option to give effect to the Merger Exchange Ratio, with all other terms of exercise remaining unaltered. Because purchase options granted under the RPR Plans give the right to purchase Aventis ADSs (formerly known as R-P ADSs) the adjusted purchase options, after giving effect to the Merger Exchange Ratio, will give the right to acquire Sanofi-Aventis ADSs, each Sanofi-Aventis ADS representing one-half of one Sanofi-Aventis share.

     Accordingly, subject to the effectiveness of the Merger, the rules and regulations of the Hoechst Plan are hereby amended and the outstanding options, as of the effective time of the Merger on December 31, 2004, are converted into options to purchase Sanofi-Aventis ordinary shares, subject to the following adjustments to give effect to the Merger Exchange Ratio and to the fact that one Sanofi-Aventis share is represented by two Sanofi-Aventis ADS (the “ADS Ratio”):

•	the number of existing options shall be multiplied by the Merger Exchange Ratio of 27/23 (or approximately 1.17391) and then multiplied by the ADS Ratio of 2, with the result rounded down to the nearest whole number; and

•	the existing exercise price shall be divided by the Merger Exchange Ratio of 27/23 (or approximately 1.17391) and then divided by the ADS Ratio of 2, with the result rounded down to the nearest whole U.S. cent.

     All other terms of exercise shall remain unaltered.

     As a result, after giving effect to the conversion, each option resulting from the grants under the RPR Plans listed above shall the following adjusted exercise prices:

     February 27, 1995 grant: exercise price of US $7.10 per one Sanofi-Aventis ADS

     February 27, 1996 grant: exercise price of US $11.35 per one Sanofi-Aventis ADS
     February 20, 1997 grant: exercise price of US $13.06 per one Sanofi-Aventis ADS.